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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          EXIDE ELECTRONICS GROUP INC.
                           (NAME OF SUBJECT COMPANY)

                          BTR ACQUISITION CORPORATION
                                    BTR PLC
                                   (Bidders)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 11 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             DAVID J. STEVENS, ESQ.
                          BTR ACQUISITION CORPORATION
                                  C/O BTR PLC
                                   BTR HOUSE
                                 CARLISLE PLACE
                                LONDON, SW1P 1BX
                           TELEPHONE: (0171) 821 3805
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)

                                with a copy to:

                             W. LESLIE DUFFY, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                         NEW YORK, NEW YORK 10005-1702
                           TELEPHONE: (212) 701-3000

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
                           CALCULATION OF FILING FEE

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         Transaction Valuation*                  Amount of Filing Fee**
              $367,444,977                              $73,489

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of (i) 12,504,942 shares of Common Stock (including the associated Rights) consisting of 10,423,440 shares of Common Stock, 894,502 shares of Common Stock issuable upon exercise of options, 1,067,000 shares of Common Stock issuable upon conversion of the Series G Convertible Preferred Stock (including accrued and unpaid dividends) and 119,000 issuable upon exercise of Employee Stock Purchase Plan rights, at a purchase price of $29.00 per share of Common Stock and (ii) Warrants to purchase an aggregate of 309,283 shares of Common Stock, at a purchase price of $15.525 per Warrant.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate shares of Common Stock and Warrants purchased.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                 Amount Previously Paid:    None
                 Form or Registration No.:  Not Applicable
                 Filing Party:              Not Applicable
                 Date Filed:                Not Applicable

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  1.  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons
      BTR plc                                     I.R.S. No. (Not Applicable)

  2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)                                    (a) / /
                                                            (b) /x/
  3.  SEC Use Only

  4.  Sources of Funds (See Instructions)
      WC

  5.  Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f)               / /

  6.  Citizenship or Place of Organization
      United Kingdom

  7.  Aggregate Amount Beneficially Owned by Each
      Reporting Person
      2,273,033*

  8.  Check if the Aggregate Amount in Row (7)
      Excludes Certain Shares (See Instructions)

  9.  Percent of Class Represented by Amount in Row (7)     / /
      19.9%

 10.  Type of Reporting Person (See Instructions)
      HC and CO

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* On October 16, 1997, BTR Acquisition Corporation (the 'Purchaser') and BTR plc
  ('Parent') entered into a Stockholder Agreement (the 'Stockholder Agreement') with certain shareholders (the 'Four Shareholders') of Exide Electronics
  Group, Inc. (the 'Company'), pursuant to which, upon the terms set forth therein, the Four Shareholders have agreed to tender, in accordance with the terms of the tender offer described in this statement (the 'Offer'), 2,273,033 shares of common stock, par value $.01 per share (the 'Common Stock'), (including shares of Common Stock issuable upon conversion of the Series G Convertible Preferred Stock, par value $.01 per share (the 'Preferred
  Stock')), owned (beneficially or of record) by the

                                              (Footnote continued on next page.)

  1.  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons
      BTR Acquisition Corporation                 I.R.S. No. (Pending)

  2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)                                    (a) / /
                                                            (b) /x/
  3.  SEC Use Only

  4.  Sources of Funds (See Instructions)
      AF

  5.  Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f)               / /

  6.  Citizenship or Place of Organization
      Delaware

  7.  Aggregate Amount Beneficially Owned by Each
      Reporting Person
      2,273,033*

  8.  Check if the Aggregate Amount in Row (7)
      Excludes Certain Shares (See Instructions)            / /

  9.  Percent of Class Represented by Amount in Row (7)
      19.9%

 10.  Type of Reporting Person (See Instructions)
      CO

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(Footnote continued from previous page.)

  Four Shareholders. In addition, the Four Shareholders have granted an option to purchase, and an irrevocable proxy with respect to, such Shares to Parent and the Purchaser which Shares are reflected in Rows 7 and 9 in each of the tables above. The Stockholder Agreement is described in more detail in Section 10 of the Offer to Purchase dated October 20, 1997.

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
     This Schedule 14D-1 Tender Offer Statement (this 'Statement') relates to the offer by BTR Acquisition Corporation, a Delaware corporation (the 'Purchaser'), and an indirect wholly owned subsidiary of BTR plc, an English public limited company ('the Parent'), to purchase all outstanding shares of common stock, par value $.01 per share (the 'Common Stock'), and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the 'Warrants') of Exide Electronics Group, Inc., a Delaware corporation (the 'Company'), at a price of $29.00 per share of Common Stock and $15.525 per Warrant to purchase one share of Common Stock, in each case net to the seller in cash, without interest thereon (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1997 (the 'Offer to Purchase') and in the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer'). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Exide Electronics Group, Inc. a Delaware corporation. The address of the Company's principal executive offices is 8609 Six Forks Road, Raleigh, North Carolina 27615.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of Shares; Dividends on Shares') of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction,
Section 8 ('Certain Information Concerning Parent and Purchaser') and Schedule I ('Directors and Executive Officers of Parent and Purchaser') of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in
Schedule I ('Directors and Executive Officers of Parent and Purchaser') of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Sections 8 ('Certain Information Concerning Parent and Purchaser'), 9 ('Background of the Offer') and 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement') and
Schedule I ('Directors and Executive Officers of Parent and Purchaser') of the

Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ('Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(b) The information set forth in the Introduction, and Sections 9 ('Background of the Offer'), 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement'), and 11 ('Purpose of the Offer; Plans for the Company') of the Offer to Purchase is incorporated herein by reference.

                                       5
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     (c) The information set forth in Section 10 ('The Offer and Merger; Merger
Agreement; Stockholder Agreement') of the Offer to Purchase is incorporated herein by reference.

     (d)-(e) The information set forth in Sections 9 ('Background of the Offer'), 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement'), 11 ('Purpose of the Offer; Plans for the Company') and 14 ('Dividends and Distributions') of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Sections 11 ('Purpose of the Offer; Plans for the Company') and 13 ('Effect of the Offer on the Market for the Shares') of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Sections 8 ('Certain Information Concerning Parent and Purchaser') and 9 ('Background of the Offer') of the Offer to Purchase and the Stockholder Agreement, a copy of which is attached hereto as Exhibit (c)(1) is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, and Sections 9 ('Background of the Offer') and 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement') of the Offer to Purchase and the Stockholder Agreement, a copy of which is attached hereto as Exhibit (c)(1) is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Sections 9 ('Background of the Offer') and 17 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.


     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Sections 7 ('Certain Information Concerning the Company'), 8 ('Certain Information Concerning Parent and Purchaser'), 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement') and 11 ('Purpose of the Offer; Plans for the Company') of the Offer to Purchase is incorporated herein by reference.

     (b)-(c), (e) The information set forth in Sections 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement') and 16 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 10 ('The Offer and Merger; Merger Agreement; Stockholder Agreement'), 11 ('Purpose of the Offer; Plans for the Company') and 13 ('Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations') of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)     --   Offer to Purchase dated October 20, 1997.
     (a)(2)     --   Letter of Transmittal.
     (a)(3)     --   Notice of Guaranteed Delivery.
     (a)(4)     --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)     --   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                     Nominees.
     (a)(6)     --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)     --   Text of Joint Press Release issued by Parent and the Company on October 16, 1997.
     (a)(8)     --   Form of Summary Advertisement dated October 20, 1997.
     (b)        --   Not applicable.
     (c)(1)     --   Stockholder Agreement between Parent, the Purchaser, Conrad A. Plimpton Trust, James A.
                     Risher, Lance L. Knox 1990 Trust, and Fiskars Oy Ab dated October 16, 1997.
     (c)(2)     --   Agreement and Plan of Merger among the Parent, the Purchaser and the Company dated October 16,
                     1997.
     (d)        --   Not applicable.
     (e)        --   Not applicable.
     (f)        --   Not applicable.

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
                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: October 20, 1997

                                          BTR ACQUISITION CORPORATION

                                          By: /s/ David J. Stevens
                                              __________________________________
                                              NAME:  David J. Stevens
                                              Title: Director

                                          BTR PLC

                                          By: /s/ David J. Stevens
                                              __________________________________
                                              NAME:  David J. Stevens
                                              Title: General Counsel

                                 EXHIBIT INDEX

EXHIBIT                                                                                                   SEQUENTIAL
NUMBER    DESCRIPTION                                                                                      PAGE NO.
-------   ---------------------------------------------------------------------------------------------   ----------
(a)(1)     --   Offer to Purchase dated October 20, 1997.
(a)(2)     --   Letter of Transmittal.
(a)(3)     --   Notice of Guaranteed Delivery.
(a)(4)     --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     --   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees.
(a)(6)     --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)     --   Text of Joint Press Release issued by Parent and the Company on October 16, 1997.
(a)(8)     --   Form of Summary Advertisement dated October 20, 1997.
(b)        --   Not applicable.
(c)(1)     --   Stockholder Agreement between Parent, the Purchaser, Conrad A. Plimpton Trust, James A.
                Risher, Lance L. Knox 1990 Trust and Fiskars Oy Ab dated October 16, 1997.
(c)(2)     --   Agreement and Plan of Merger among the Parent, the Purchaser and the Company dated
                October 16, 1997.
(d)        --   Not applicable.
(e)        --   Not applicable.
(f)        --   Not applicable.

                                       9